Third quarter 2019 Earnings webcast October 23, 2019 Exhibit 1

About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission or an exemption from such registration. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. 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The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance of achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. 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Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico, particularly presidential elections in Argentina and congressional elections in Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

3rd quarter 2019 highlights Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments Net Debt: Current borrowings (70.0 $MM) + Non-current borrowings (378.2 $MM) – Cash and cash equivalents (241.3 $MM) = 206.9 $MM Vista’s LTM Adj. EBITDA Consolidated figures in Vista Oil & Gas, S.A.B. de C.V. include operations in Argentina and Mexico Production growth of 31% y-o-y Daily Production(1) 31.6 Mboe/d Revenues 105 $MM Adj. EBITDA(2) 47 $MM Adj. EBITDA margin 44 % Cash at end of period 241 $MM Net debt(3) 207 $MM Net leverage ratio(4) 1.2 x Vaca Muerta production reached + 10,000 boe/d in Bajada del Palo Oeste

Total production Mboe/d Production Growth continues to be driven by significant shale oil ramp-up Oil production Mboe/d Natural gas production MMm3/d NGL production boe/d 24.2 29.0 31.6 20.3 18.8 14.8 1.68 1.50 1.38 761 741 731 +31% +37% +22% Previous quarter - unconventional Previous quarter - conventional Q3 2019 - unconventional Q3 2019 - conventional +4%

Crude oil average price $/bbl Natural gas average price $/MMBtu $MM Revenues Revenues and pricing Production growth offset by lower realized prices Mainly driven by lower realized prices During the first half of the quarter realized prices were 55.5 $/bbl, impacted by a lower Brent price and an export parity based formula During the second half of the quarter realized prices were 42.5 $/bbl as a consequence of the Presidential Decree N°566 Realized prices decreased mainly due to an over-supplied domestic gas market and a reduction in the distribution segment prices (28)% (31)% (10)%

Total Opex $MM Opex per boe $/boe Includes crude oil stock fluctuation for 0.3 $MM Opex Strong y-o-y lifting cost reduction Decrease in lifting cost versus Q3 2018 mainly driven by shale production ramp-up with minimal incremental cost and continued right-sizing of operations Impact of Argentine peso devaluation +8% (17)% (1) (1)

Adj. EBITDA(1) $MM Adj. EBITDA Margin % Adjusted EBITDA Maintained margins q-o-q in a low realization price environment Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments Cost efficiencies supported q-o-q margins, which decreased 10% against 18% drop in Adj. EBITDA (18)% (10)%

Financial debt breakdown As of September 30, 2019 5-year unsecured term loan 300.1 Local bonds in Argentina (2 & 3 years maturity) 100.1 Local debt in Argentina (US dollar denominated) 47.9 Total financial debt(2) 448.1 (-) Cash and cash equivalents 241.3 Net debt 206.9 Q3 2019 Vista consolidated cash flow $MM Vista’s LTM Adj. EBITDA Current borrowings total 70.0 $MM while non current borrowings total $MM 378.2 Vista Oil & Gas Argentina S.A.U, a wholly-owned subsidiary of Vista Oil & Gas, S.A.B. de C.V. The financing is subject to the completion of definitive documentation and fulfillment of conditions precedent Financial overview Solid financial position Quarterly leverage ratios as of September 30, 2019(1) Gross leverage ratio 2.6x Net leverage ratio 1.2x On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (OPIC) approved the provision of up to 300 $MM in financing to Vista(3) for up to 10 years(4).

Vaca Muerta development (1/2) First two pads are producing above expectations while drilling performance is still improving Average lateral length of 2,808 meters Average of the 4 wells after +95 days Average of the 4 wells after +215 days +55% (20%) Reduction in frac spacing drove increase in productivity Peak IP-30 (average 1,613 boe/d) boe/d Drilling speed ft/day Drilling cost Strong production performance US$/lateral ft (1) Mboe Solid drilling performance MDM 2030 MDM 2029 MDM 2032 MDM 2033 Production from first pad is 20%(2) above type curve while production from second pad is 34% above type curve(3) First pad Second pad Individual well performance against type curve

Vaca Muerta development (2/2) Producing in line with best operators in the basin Source: Ninety effective days cumulative oil production, based on Argentine Secretariat of Energy Chapter IV wells declared as horizontal and oil producers MdM-2029 includes 6.64 Mbbl and MdM-2030 7.16 Mbbl of October production, not reported yet, to complete 90 effective days; Information as of October 19, 2019 Cumulative 90-day oil production of top 150 Vaca Muerta wells(1) Mbbl Outstanding productivity from all 8 wells, both from La Cocina and Organic landing zones All 8 operated Vaca Muerta wells ranked among top 15% in the basin 2 of the best 3 wells considering 90-day cumulative production MDM-2013 MDM-2015 MDM-2029 MDM-2032 MDM-2016 MDM-2014 MDM-2033 MDM-2030

Closing remarks Continued to increase efficiency in Vaca Muerta, both in drilling and productivity Significantly reduced lifting cost, leveraging unconventional production ramp-up with current conventional asset base Maintained EBITDA margin q-o-q despite lower realized prices Reduced capex to minimal amount and refocused on cash preservation. Ready to resume activity when conditions dictate, updating 2019 guidance figures as follows: Previous Updated Daily production 29.9 Mboe/d 28.0 - 29.0 Mboe/d Adj. EBITDA 225 $MM 160 – 180 $MM Lifting Cost 13.1 $/boe 10.5 – 11.5 $/boe CAPEX 300 $MM 225 – 275 $MM

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